

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 22, 2015

Via E-mail
Tianxiang Hu
Co-Chairman and Executive Chairman
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

> **Re:** **Jupai Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed June 15, 2015**
> **File No. 333-204950**

Dear Mr. Hu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79</u>

<u>Results of Operations, page 95</u>

<u>Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014, page 95</u>

1. We note your response to comment 5 of our letter dated June 11, 2015 and the revisions within the amended registration statement. However, we note that several instances remain where recurring management fees are disclosed without disaggregation of the portion attributable to carried interest. Please refer to the disclosures regarding recurring management fees on pages 96, 155, and F-73 and revise such that the portions of recurring management fees related to carried interest are identified.

2.   We also note your response to comment 5 of our letter dated June 11, 2015 and from your summary of principal accounting policies on page F-18 of the amended registration statement that recurring service fees do not include carried interest. We note, however, on page 96 that you attribute the increase in net revenues from recurring service fees to "a significant amount of carry income due to the positive performance of certain public market products." Please respond to the following:

- Quantify the amount of "carry income" received and tell us whether this "carry income" is the same as carried interest income. If applicable, reconcile this amount with the carried interest disclosure on page 121.

- Revise this disclosure and (if applicable) the principal accounting policies on page F-18 to clarify what "carry income" represents.

Exhibit 99.2

3.   Refer to the following statement on page 5: "This opinion has been prepared solely for your use of reference and may not be quoted in whole or in part or otherwise referred to in any documents, or disclosed to any third party, or filed with or furnished to any governmental agency, or other party without the express prior written consent of this firm." Please obtain and file the consent of AllBright Law Offices to the filing of this opinion as an exhibit to the registration statement. See Securities Act Section 7(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP